UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX / NASDAQ Media release	23 March 2006

PHARMAXIS’ FIRST PRODUCT, ARIDOL, APPROVED BY THERAPEUTIC GOODS ADMINISTRATION

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that the Therapeutic Goods Administration (TGA) has approved its first product, Aridol™, for commercial sale in Australia. This represents a rare example of an Australian human therapeutic product developed in Australia from concept to commercialisation.

Aridol is designed to identify patients with active asthma and provide information on the severity of the disease and the effectiveness of their current treatment. More than 2 million people in Australia and 52 million people worldwide live with the disease. Currently, there is no registered, objective test to measure inflammation and hyper-responsiveness in the airways - the symptoms of active asthma. Aridol fills this gap.

Alan Robertson, Pharmaxis chief executive officer said: “This is a significant milestone for Pharmaxis, and demonstrates the capability and potential of the company. The assistance and advice of the TGA has been very helpful as we have moved Aridol through its development and evaluation to final commercialisation. We have full commercial rights to Aridol, and we can now set about building a profitable Aridol business.

“Aridol offers better health outcomes for people with asthma and the product launch preparations are under way. Our marketing program will initially make Aridol available to respiratory specialists and laboratories. Aridol was conceived over ten years ago, and today’s decision represents the culmination of significant effort by many people over many years.”

Pharmaxis will market Aridol directly in Australia, and is negotiating European marketing agreements with specialised companies that are committed to improving standards in respiratory care, two of which are already in place.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The lung function test, Aridol, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol manufactured into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale. The smaller the dose required to cause contraction, the more severe the patient’s asthma. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure the severity of a patient’s asthma allowing better control of the disease.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	20 March 2006

MAJORITY OF PHARMAXIS BOARD NOW INDEPENDENT

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced that its board is now composed of a majority of independent directors after Dr Brett Charlton advised today he was stepping down as a director. Dr Charlton will remain a member of the Company’s senior management team with responsibility for clinical trials and for new product approvals.

In making the announcement Alan Robertson, Pharmaxis chief executive officer noted that the ASX Principles of Good Corporate Governance recommended a majority of independent directors. The appointment of Dr Peter Farrell to the Board last week cleared the way for Dr Charlton to step down. “Dr Charlton is a key member of the Pharmaxis management team and will continue to be involved with the board together with other members of our senior management.” he said. “Together with Dr Bill Cowden, Dr Charlton was a founding scientist of the Company and his contribution to the early development of Pharmaxis at all levels has been pivotal.”

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	16 March 2006

DR PETER FARRELL JOINS PHARMAXIS BOARD

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that Peter C Farrell, AM, PhD, DSc has accepted an invitation to join the Pharmaxis board of directors. Dr Farrell is founding Chairman and Chief Executive Officer of ResMed Inc. (NYSE: RMD, AXS: RMD), a company that develops treatment devices for sleep-disordered breathing and respiratory failure.

Dr Farrell holds bachelor and masters degrees in chemical engineering from University of Sydney and Massachusetts Institute of Technology, a PhD in bioengineering from the University of Washington, Seattle and a Doctor of Science from the University of New South Wales for research related to dialysis and renal medicine. He has published over 150 papers covering a broad range of subjects from engineering applications in medicine to focusing technology to meet business objectives. He currently serves as Vice Chairman of the Executive Council for the Harvard Medical School Division of Sleep Medicine and in 2005, he was named the US Entrepreneur of the Year for Health Sciences.

In welcoming Dr Farrell to the Board, Alan Robertson, Pharmaxis chief executive officer said: ‘Peter’s experience in developing Australian based technology from initial research through to a significant and successful global corporation will be invaluable as Pharmaxis builds a global, research based pharmaceutical business. I look forward to Peter’s contribution to the Company’.

Dr Farrell stated: “I have spent most of my career growing businesses in the health care sector. When a company such as Pharmaxis demonstrates the ability to address significant clinical needs, I believe it is important for the community that it be supported to ensure it is successful.”

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	3 March 2006

PHARMAXIS ADMITTED TO S&P/ASX 300 AND ALL ORDINARIES INDICES

Standard & Poor’s Index Services has anounced that, effective close of trade on 17 March 2006, specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) will be added to the Australian S&P/ASX 300 and the ASX All Ordinaries indices.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	March 31, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer